Exhibit 99.8

Deloitte LLP
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-207925 on Form S-8 and Registration Statement No. 333-207917 on Form F-10 of our reports dated March 22, 2017, relating to the consolidated financial statements of Amaya Inc. and subsidiaries (the “Company”) (which report expresses an unmodified opinion and includes an explanatory paragraph regarding the Company’s election to change its presentation currency) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of two material weaknesses), appearing in this Annual Report on Form 40-F of Amaya Inc. for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Accountants

22 March 2017

London, United Kingdom

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